Filed pursuant to Rule 433

Registration No. 333-253632

November 15, 2021

HSBC Holdings plc

$500,000,000 Floating Rate Senior Unsecured Notes due 2024 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Top Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Other Co-Managers:

ABN AMRO Securities (USA) LLC

Academy Securities, Inc.

Banco de Sabadell, S.A.

BofA Securities, Inc.

Cabrera Capital Markets LLC

CIBC World Markets Corp.

Commerz Markets LLC

Danske Markets Inc.

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

KBC Securities USA LLC

Morgan Stanley & Co. LLC

Natixis Securities Americas LLC

Nordea Bank Abp

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

UniCredit Capital Markets LLC

Structure:	Floating Rate Senior Unsecured Notes

Issuer Ratings:*	A3 (stable) (Moody’s) / A- (stable) (S&P) / A+ (negative) (Fitch)

Expected Issue Ratings:*	A3 (Moody’s) / A- (S&P) / A+ (Fitch)

Pricing Date:	November 15, 2021

Settlement Date:	November 22, 2021 (T+5) (the “Issue Date”)

Maturity Date:	November 22, 2024

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$500,000,000

Pricing Benchmark:	Compounded Daily SOFR (calculated as described under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions

Coupon:	SOFR (as determined on the applicable Interest Determination Date (as defined below)), plus 0.580% per annum (the “Margin”), subject to the Benchmark Transition Provisions

Issue Price:	100.000%

Gross Fees:	0.150%

Net Price:	99.850%

Net Proceeds to Issuer:	$499,250,000

Par Redemption Date:	November 22, 2023

Interest Pay Frequency:	Quarterly

Interest Payment Dates:	From (and including) the Issue Date to (but excluding) the Maturity Date, interest on the Notes will be payable quarterly in arrear on February 22, May 22, August 22 and November 22 of each year, beginning on February 22, 2022 (each, an “Interest Payment Date”).

Interest Periods:	The period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date (each, an “Interest Period”); provided that the first Interest Period will begin on the Issue Date and will end on (but exclude) the first Interest Payment Date.

Interest Determination Dates:	The second business day preceding the applicable Interest Payment Date (each, an “Interest Determination Date”). The term “business day” means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, England, and in the City of New York, New York.

Calculation of the Benchmark:

The “Benchmark” means, initially, Compounded Daily SOFR; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Compounded Daily SOFR” means, in relation to an Interest Period, the rate of return of a daily compound interest investment (with SOFR as reference rate for the calculation of interest) during the related Observation Period and will be calculated by the calculation agent on the related Interest Determination Date as follows:

Where:

“d” means, in relation to any Observation Period, the number of calendar days in such Observation Period;

“d0” means, in relation to any Observation Period, the number of USGS Business Days in such Observation Period;

“i” means, in relation to any Observation Period, a series of whole numbers from one to d0, each representing the relevant USGS Business Day in chronological order from (and including) the first USGS Business Day in such Observation Period;

“ni” means, in relation to any USGS Business Day “i” in the relevant Observation Period, the number of calendar days from (and including) such USGS Business Day “i” up to (but excluding) the following USGS Business Day;

“Observation Period” means, in respect of each Interest Period, the period from (and including) the last USGS Business Day falling prior to the Interest Determination Date for the immediately preceding Interest Payment Date to (but excluding) the last USGS Business Day falling prior to the Interest Determination Date for such Interest Period; provided that the first Observation Period shall commence on (and include) the last USGS Business Day falling prior to the day which is two business days prior to the Issue Date;

“SOFR” means, in relation to any day, the rate determined by the calculation agent in accordance with the following provisions:

(1) the daily Secured Overnight Financing Rate for trades made on such day available at or around the Reference Time on the NY Federal Reserve’s Website;

(2) if the rate specified in (1) above is not available at or around the Reference Time for such day (and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred), the daily Secured Overnight Financing Rate in respect of the last USGS Business Day for which such rate was published on the NY Federal Reserve’s Website;

“SOFRi” means, in relation to any USGS Business Day “i,” in the relevant Observation Period, SOFR in respect of such USGS Business Day; and

“USGS Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association or any successor thereto (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Notwithstanding clauses (1) and (2) of the definition of “SOFR” above, if HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) determine on or prior to the relevant Interest Determination Date that a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR, then the “Benchmark Transition Provisions” set forth below will thereafter apply to all determinations of the rate of interest payable on the Notes.

In accordance with and subject to the Benchmark Transition Provisions, after a Benchmark Transition Event and related Benchmark Replacement Date have occurred, the amount of interest that will be payable for each interest period on the Notes will be determined by reference to a rate per annum equal to the Benchmark Replacement plus the Margin.

“designee” means an affiliate or any other agent of HSBC Holdings.

“NY Federal Reserve’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org (or any successor website).

“Reference Time” means (1) if the Benchmark is Compounded Daily SOFR, for each USGS Business Day, 3:00 p.m. (New York time) on the next succeeding USGS Business Day, and (2) if the Benchmark is not Compounded Daily SOFR, the time determined by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) in accordance with the Benchmark Replacement Conforming Changes.

Benchmark Transition Provisions:	If HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) determine that a Benchmark Transition Event and related Benchmark Replacement Date have occurred prior to the applicable Reference Time in respect of any determination of the Benchmark on any date, the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates; provided that, if HSBC Holdings (in consultation, to the extent practicable, with the calculation agent)

or HSBC Holdings’ designee (in consultation with HSBC Holdings) are unable to or do not determine a Benchmark Replacement in accordance with the provisions below prior to 5:00 p.m. (New York time) on the relevant Interest Determination Date, the interest rate for the relevant Interest Period will be equal to the interest rate in effect for the immediately preceding Interest Period or, in the case of the Interest Determination Date prior to the first Interest Payment Date, the initial rate of interest which would have been applicable to the Notes for the first Interest Period had the Notes been outstanding for a period equal in duration to the scheduled first Interest Period but ending on (and excluding) the Issue Date (and applying the Margin).

Benchmark Replacement:

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) as of the Benchmark Replacement Date:

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (if any) and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(3) the sum of: (a) the alternate rate of interest that has been selected by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar- denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustments) as the applicable tenor for the then-current Benchmark.

“Relevant Governmental Body” means the Federal Reserve and/or the Federal Reserve Bank of New York (“NY Federal Reserve”), or a committee officially endorsed or convened by the Federal Reserve and/or the NY Federal Reserve or any successor thereto.

Benchmark Replacement Adjustment:

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) as of the Benchmark Replacement Date:

(1)   the spread adjustment (which may be a positive or negative value or zero) that has been (i) selected or recommended by the Relevant Governmental Body or (ii) determined by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) in accordance with the method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body, in each case for the applicable Unadjusted Benchmark Replacement;

(2)   if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)   the spread adjustment (which may be a positive or negative value or zero) that has been selected by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) giving due consideration to industry-accepted spread adjustments (if any), or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Benchmark Replacement Conforming Changes:	In connection with the implementation of a Benchmark Replacement, HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) will have the right to make changes to (1) any Interest Determination Date, Interest Payment Date, Reference Time, business day convention or Interest Period, (2) the manner, timing and frequency of determining the rate and amounts of interest that are payable on the Notes and the conventions relating to such determination and calculations with respect to interest, (3) rounding conventions, (4) tenors and (5) any other terms or provisions of the Notes, in each case that HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) determines, from time to time, to be appropriate to reflect the determination and implementation of such Benchmark Replacement in a manner substantially consistent with market practice (or, if HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) decides that implementation of any portion of such market practice is not administratively feasible or determine that no market practice for use of the Benchmark Replacement exists, in such other manner as HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) determines is appropriate (acting in good faith)) (the “Benchmark Replacement Conforming Changes”). Any Benchmark Replacement Conforming Changes will apply to the Notes for all future Interest Periods.

Benchmark Transition Event:

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)   a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

Benchmark Replacement Date:

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)   in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)   in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

ISDA Fallback Rate:

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”) or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

Notice of Benchmark Replacement:	HSBC Holdings will promptly give notice of the determination of the Benchmark Replacement, the Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes to the trustee, the paying agent, the calculation agent and the noteholders; provided that failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

Optional Redemption:

HSBC Holdings may, in its sole discretion, redeem the Notes on the Par Redemption Date, in whole but not in part, at 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the Par Redemption Date.

The Notes are not redeemable at the option of the noteholders at any time.

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Events of Default and Defaults:

The noteholders will not have the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable or to accelerate the Notes in the case of non-payment of principal and/or interest on the Notes. Payment of the principal amount of the Notes may be accelerated only upon certain events of a winding-up.

An “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

In addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(ii)  failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii)  in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indentures or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Agreement with Respect to the Exercise of UK Bail-in Power:	The provisions in the Preliminary Prospectus Supplement in the section “Description of the Notes—Agreement with Respect to the Exercise of UK Bail-in Power” are applicable.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Day Count Convention:	Actual/360 (modified following, adjusted).

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Documentation:	Preliminary prospectus supplement dated November 15, 2021 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated February 26, 2021 relating to the Securities. If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280 CZ0

ISIN:	US404280CZ02

Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Holdings has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents HSBC Holdings has filed with the SEC for more complete information about HSBC Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC Holdings or HSBC Securities (USA) Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.